SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

____________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For October 1, 2004

ING Groep N.V.
Amstelveenseweg 500
1081-KL Amsterdam
The Netherlands

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F _____

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____	No X

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report contains a copy of the following:

(1)    The Press Release issued on October 1, 2004

Amsterdam • 1 October 2004

ING completes sale CenE Bankiers

ING finalised the sale of CenE Bankiers to Van Lanschot.

On 20 July 2004 ING announced that it intended to sell CenE to Van Lanschot. The sale is a result of ING’s active management and alignment of its portfolio of businesses.

CenE has been part of ING Group since 1966. Its activities are aimed at corporate banking and private banking and it is specialised in financial services for mid-corporate (family) enterprises, hospitals and other health care institutions as well as specific groups of professionals.

At the end of 2003 CenE had total assets of EUR 3.6 billion and it contributed EUR 28 million profit before tax to the profit of ING Group in 2003.

Press enquiries: ING Group, Debbie Brand Tel: 020- 541 6526, debbie.brand@ing.com

ING is a global financial institution of Dutch origin offering banking, insurance and asset management to over 60 million private, corporate and institutional clients in more than 50 countries. With a diverse workforce of over 112,000 people, ING comprises a broad spectrum of prominent companies that increasingly serve their clients under the ING brand.

SIGNATURE

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ H. van Barneveld
H. van Barneveld General Manager Corporate Control & Finance
By:	/s/ C.F. Drabbe
C.F. Drabbe Assistant General Counsel

Dated: October 1, 2004